Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

03 OCT -7 AM 7:21

LINDEMANS
making life more enjoyable

24 September 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

[redacted]

03032548

**SEC EXEMPTION NO 82-2692**

Dear Sir/Madam

SUPPL

**SOUTHCORP LIMITED - FILE 82-2692**
**CANCELLATION OF OPTIONS**

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

M M HUDSON
**COMPANY SECRETARY**

dlw 10/7

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

24 September 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

03 OCT -7 AM 7:21

Dear Sir/Madam,

**CANCELLATION OF OPTIONS**

We advise that the number of options to acquire additional fully paid ordinary shares in the capital of the Company under the Southcorp International Employee Equity Plan set out below have been cancelled in accordance with the rules of the Plan, as follows:

| Date Options Cancelled | Exercise Price | Date Options Granted | No. of Options Cancelled |
|---|---|---|---|
| 22 September 2003 | $4.65 | 1 November 1999 | 343,100 |

Yours faithfully
**SOUTHCORP LIMITED**

M M HUDSON
COMPANY SECRETARY